Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 23, 2013 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 17 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Charles W.D. Birchall Votes For: Votes Withheld:	104,698,698 5,350	Stephen A. Burch Votes For: Votes Withheld:	104,701,078 2,970

John H. Clappison Votes For: Votes Withheld:	104,703,138 910	Peter C. Godsoe Votes For: Votes Withheld:	104,703,118 930

Alan D. Horn Votes For: Votes Withheld:	104,693,885 10,163	Thomas I. Hull Votes For: Votes Withheld:	104,698,458 5,590

Philip B. Lind Votes For: Votes Withheld:	104,692,885 11,163	John A. MacDonald Votes For: Votes Withheld:	104,700,818 3,230

Isabelle Marcoux Votes For: Votes Withheld:	104,698,753 5,295	Nadir Mohamed Votes For: Votes Withheld:	104,693,525 10,523

David R. Peterson Votes For: Votes Withheld:	104,689,025 15,023	Edward S. Rogers Votes For: Votes Withheld:	104,235,578 468,470

Loretta A. Rogers Votes For: Votes Withheld:	104,691,823 12,225	Martha L. Rogers Votes For: Votes Withheld:	104,693,377 10,671

Melinda M. Rogers Votes For: Votes Withheld:	104,235,548 468,500	Charles Sirois Votes For: Votes Withheld:	104,696,850 7,198

John H. Tory Votes For: Votes Withheld:	104,702,198 1,850

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 104,754,353 votes cast in favour of their appointment (100%).

For additional information, please see the Circular.

Toronto, Ontario April 25, 2013

ROGERS COMMUNICATIONS INC.

Per:	/s/ Graeme H. McPhail
Graeme H. McPhail Vice President, Associate General Counsel